EXHIBIT 7

Unaudited computation of ratio of earnings to fixed charges1

	Six months ended 30 September
	2016	2015
	€m	€m

Financing costs per consolidated income statement[2]	1,165	1,146
One third of rental expense	451	431
Interest capitalized	1	142
Fixed charges	1,617	1,719

(Loss)/profit before taxation	(5,387)	149
Share of results of equity accounted associates and joint ventures	(73)	5
Fixed charges	1,617	1,719
Dividends received from associates and joint ventures	129	—
Interest capitalized	(1)	(142)
Earnings	(3,715)	1,731

Ratio of earnings to fixed charges	—	1.0
Deficiency between fixed charges and earnings	(5,332)	—

Notes:

1            All of the information presented in this exhibit is unaudited.

2            Fixed charges include (1) interest expensed (2) interest capitalized (3) amortisation of premiums, discounts and capitalised expenses related to indebtedness, and (4) an estimate of the interest within rental expense. These include the financing costs of subsidiaries. Fixed charges include net foreign exchange gains arising from net foreign exchange movements on certain intercompany loans of €239 million for six months ended 30 September 2016 (six months ended 30 September 2015: €200 million loss) and interest expense on settlement of outstanding tax issues of €31 million for the six months ended 30 September 2016 (six months ended 30 September 2015: €21 million).